Phillip Goldstein, 250 Pehle Avenue, Suite 708, Saddle Brook, NJ 07663

(201) 881-7111 // Fax: (201) 556-0097 // pgoldstein@bulldoginvestors.com

September 27, 2021

Dear Fellow Stockholder of Highland Income Fund (HFRO):

Suppose someone told you back in June 2020 that a closed-end fund was undervalued and that the gap between market price and net asset value (NAV) will have a good chance to narrow or disappear if it converted to a real estate investment trust (REIT). Then, suppose that stockholders of that fund believed that and voted to convert it to a REIT. Lastly, suppose that that fund’s shares are still trading at a large discount to its NAV. Would you believe the same person now if he tells you that there is another undervalued closed-end fund run by the same manager that trades at a wide discount to NAV that it is likely to narrow if it converts to a holding company? Or would you think: “Fool me once, shame on me; fool me twice, shame on you?”

This is essentially what stockholders of HFRO are facing. In June 2020, four trustees of NexPoint Strategic Opportunities Fund (NHF) told stockholders that converting NHF from a closed-end fund to a REIT had “the potential to reduce the Fund’s historical discount to NAV.” That promise has yet to be fulfilled as NHF currently trades at a discount of almost 40% from its NAV. Now those very same trustees are saying the same thing to us, i.e., if we vote to convert HFRO from a closed-end fund to a diversified holding company, it will create the “potential to reduce the Company’s discount to NAV.”

In light of the disappointing results NHF stockholders have experienced, we don’t see why conversion will help to reduce HFRO’s discount. In fact, things could get much worse. At least management of NHF had significant experience in real estate investments. With HFRO, the trustees admit “[o]ur Adviser and management team [which are the same for NHF] have no prior experience operating a diversified holding company.” Read that sentence again! Would you entrust a manager with no experience to manage a company with more than $1 billion in assets? Shares of a holding company run by a manager that is learning on the job could easily trade at a discount of more than 50% from their liquidation value.

Despite the board’s rosy projections – or perhaps more accurately, pipe dreams -- many stockholders of HFRO have expressed opposition to the conversion proposal. To entice them to change their minds, the board adjourned the stockholder meeting from August 20th to September 24th and again to October 15th after announcing that if the conversion proposal is approved, HFRO will conduct a self-tender offer for up to $50 million (or about 5%) of its common stock at 95% of NAV. We think that much more than $50 million of the shares are likely to be tendered in that offer by stockholders that want out because they don’t want (or are not permitted) to invest in a holding company, let alone one run by an inexperienced manager. Those stockholders will then get back most of their shares which they will be looking to sell and few buyers. As a result of this imbalance between sellers and buyers, the stock price is likely to fall precipitously.

Therefore, unless the size of the tender offer is substantially increased, we believe stockholders are better off with the status quo. There is a good chance that stockholders can effect changes next year including replacing HFRO’s investment advisor with one that will (1) seek to monetize HFRO’s illiquid investments and increase the dividend, and (2) aggressively repurchase HFRO’s common stock when it trades at a wide discount from its NAV. These changes are much more likely to enhance stockholder value than converting HFRO to a holding company in which shareholders have very little power to hold management accountable.

Remember, unlike a holding company, as a regulated investment company, HFRO must abide by a federal law that provides important protections for stockholders. Among the protections that will be lost if the proposed conversion is implemented are: (1) a prohibition on using excessive leverage, (2) a prohibition on secondary offerings that dilute existing stockholders, (3) a prohibition on self-dealing (joint) transactions, (4) the right of stockholders to fire the investment advisor at any time with no penalty, and (5) a requirement that the at least 40% of the trustees must be independent of management. These benefits are too valuable to give up for a “pie in the sky” proposal that is likely to prove disappointing.

In sum, unless the trustees significantly increase the size of the self-tender offer, we strongly recommend that you vote against the proposal to convert HFRO from a registered closed-end fund to a holding company. OTHERWISE, LOOK OUT BELOW!

IF YOU HAVE ALREADY RETURNED YOUR PROXY CARD AND VOTED FOR CONVERSION, YOU CAN CHANGE YOUR VOTE AT ANY TIME BEFORE THE MEETING. IF YOU HAVE ANY QUESTIONS ABOUT HOW TO VOTE YOUR PROXY, PLEASE CALL INVESTORCOM AT 1-877-972-0090.

Very truly yours,

Phillip Goldstein

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